UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION
Proxy Statement
Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

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[   ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
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[   ] Definitive Additional Materials
[   ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

Pacific CMA, Inc.
(Name of Issuer as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if other than the Issuer)

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Pacific CMA, Inc.
4750 Table Mesa Drive
Boulder, Colorado 80305

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
November 10, 2003

You are cordially invited to attend the 2003 Special Meeting of Shareholders of Pacific CMA, Inc., (the "Company") which will be held at 11:00 A.M. local time on Monday, November 10, 2003, at Hilton Los Angeles, Airport, 5711 West Century Boulevard, Los Angeles, California 90045, for the following purposes:

1. To elect eight directors to the Board of Directors to serve for the ensuing year and until their successors are elected;

2. To ratify the appointment of BKD, LLP as the Company's auditors for the fiscal year ending December 31, 2003; and

3. To act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on October 8, 2003, as the record date for determining those stockholders who will be entitled to vote at the meeting. The stock transfer books will not be closed between the record date and the date of the meeting.

Representation in person or by proxy of a least one third of the votes entitled to be cast by holders of the Company's Common Stock on a matter will constitute a quorum for the meeting. All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person, even if the shareholder has previously returned a proxy.

By Order of the Board of Directors

Rango Lam
Corporate Secretary

IMPORTANT: WHETHER OR NOT YOU EXPECT TO ATTEND THE 2003 SPECIAL MEETING, YOU ARE REQUESTED TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED

Pacific CMA, Inc.
4750 Table Mesa Drive
Boulder, Colorado 80305

Proxy Statement for
2003 Special Meeting of Shareholders

The enclosed Proxy is solicited on behalf of Pacific CMA, Inc., (the "Company") for use at the 2003 Special Meeting of Shareholders (the "Special Meeting") to be held on Monday, November 10, 2003, at 11:00 a.m., local time, and at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders.

The Special Meeting will be held at Hilton Los Angeles, Airport, 5711 West Century Boulevard, Los Angeles, California 90045. The Company's principal executive office is located at 4750 Table Mesa Drive, Boulder, Colorado 80305. The Company's telephone number is (303) 494-3000.

These proxy solicitation materials were mailed on or about October 13, 2003, to all shareholders entitled to vote at the Special Meeting. The Company's Annual Report to Shareholders was previously mailed to all shareholders of record.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date

Shareholders of record at the close of business on October 8 (the "Record Date") are entitled to notice of the meeting and to vote at the meeting. As of the Record Date, 22,483,350 shares of the Company's Common Stock (the "Common Stock") were issued and outstanding and entitled to vote at the Special Meeting. No shares of Preferred Stock were issued and outstanding as of the Record Date.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date or by attending the meeting and voting in person.

Voting and Solicitation

Every shareholder voting for the election of directors is entitled to one vote for each share of Common Stock held for each of the eight directors to be elected. Holders of Common Stock do not have the right to cumulate their votes in the election of directors. On all other matters, each share of Common Stock is likewise entitled to one vote on each proposal or item that comes before the meeting.

Votes cast by proxy or in person at the Meeting will be tabulated by the Gary S. Joiner, the Company's outside legal counsel, who will serve as the Inspector of Elections (the "Inspector"). The Inspector will also determine whether or not a quorum is present. In general, the affirmative vote of a majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present is required under Colorado law for approval of proposals presented to shareholders. The Company's Articles of Incorporation provide that a quorum consists of one third of the shares of each voting group entitled to vote and present or represented by proxy at the meeting.

Any proxy that is returned using the form of proxy enclosed and that is not marked as to a particular item will be voted for the election of all of the Company's director nominees named herein, for ratification of appointment of the Company's auditors and as the proxy holders deem advisable on other matters that may properly come before the meeting. If a broker indicates on the enclosed proxy or its substitute that it does not have discretionary authority as to certain shares to vote on a particular matter ("broker non-votes"), those shares will not be considered as present with respect to that matter.

The Inspector will treat express abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but will not treat express abstentions as votes in favor of approving any matter submitted to shareholders for a vote.

The Company believes that the tabulation procedures to be followed by the Inspector are consistent with the general statutory requirements in Colorado concerning voting of shares and determination of a quorum.

The cost of this solicitation will be borne by the Company. The Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Certain of the Company's directors, officers, and employees, without additional compensation, also may solicit proxies personally or by telephone, letter or facsimile.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

The Company anticipates that the 2004 Annual Meeting of Stockholders will be held in September, 2004. Therefore, proposals of stockholders of the Company which are intended to be presented by such stockholders at the Company's 2004 Annual Meeting of Stockholders must be received by the Company no later than April 30, 2004 (approximately 120 days before the meeting), in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions Held and Tenure
Alfred Lam	50	Chairman,Treasurer and Director since August, 2000
Scott Turner	49	President and Director since August, 2000
Louisa Chan	43	Director since August, 2000
Henrik M. Christensen	48	Executive Vice President since December 31, 2000 and Director since September, 2002
Kaze Chan	38	Executive Vice President since August, 2000 and Director since September, 2002
Daisy Law	30	Chief Accountant since August, 2000
Rango Lam	30	Secretary since August, 2000
Bill Calandra	59	Executive Vice President since September, 2002
Terence de Kretser	33	Vice President since August, 2000
Mervyn J. McCulloch	59	Chief Financial Officer since September, 2003
Tan Kay Hock	55	Director since October, 2003

| Kim E. Petersen | 47 | Director since October, 2003 |
| Liu Kwong Sang | 41 | Director since October, 2003 |

Biographical Information

Mr. Alfred Lam serves as Chairman of the Board of Directors, CEO and Treasurer. He has been a Director since December, 2000. He has served in similar capacities with our predecessors for more than the past five years.. He has over 22 years of experience in the freight forwarding industry during which period he established relationships with airlines, shipping lines, customers and overseas agents.

Mr. Scott Turner has been the President and a Director since December, 2000. He is a co-founder of our subsidiary, Airgate International Corporation, and has served as its President for more than 9 years.

Ms. Louisa Chan has been a director of the Company since December, 2000. She was director of AWT World Transport (Far East) Limited from 1994 to 1995. She has a Diploma of Accounting. She is the spouse of Alfred Lam.

Mr. Henrik M. Christensen has served as our Executive Vice President since December, 2000, and as a Director since September, 2002. Mr. Christensen has more than 28 years of freight forwarding experience, including freight forwarding experience in Denmark, England, Africa, and Hong Kong. Starting as an apprentice in Copenhagen in 1970, he graduated from Koebenhavn's Koebmanskole in 1974, and worked with Kuehne & Nagel until 1986 when he founded Gator International in Dar es Salaam, Lilongwe and Blantyre. In 1990, he co-founded Spedition Services Ltd., a pioneer of transport links between Moscow, London and other CIS locations. Mr. Christensen moved to Hong Kong in 1996 to establish FSU Freight Ltd and ShippingPoint.com Limited. Mr. Christensen is a Fellow of the United Kingdom's Institute of Freight Forwarders.

Mr. Kaze Chan has served as our Executive Vice President since December 31, 2000 and as a Director since September, 2002. He is also the Executive Vice President and the General Manager and co-founder of AGI Logistics (HK) Ltd. He is responsible for all freight activities in Hong Kong, China, Europe, and North America. From 1993 to 1996, he worked as an Account Manager for Northwest Airlines Inc. Mr. Chan holds a Master of Arts in Urban Studies from Michigan State University in the United States.

Daisy Law has served as our Chief Accountant since August, 2000. Ms. Law graduated from the Chinese University of Hong Kong with an honors bachelor degree. She is now a member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants.

Rango Lam has served as our Secretary since August, 2000 and is responsible for overseeing our corporate secretarial work. Ms. Lam also possesses over 9 years of experience in sales and marketing activities within the freight forwarding industry. Prior to joining the Company, she worked for a publicly listed freight forwarding company in Hong Kong, Benair (HK) Ltd and World Connect Limited.

Bill Calandra has served as our Executive Vice President since September 2002. From 1996 to 2002 he served as Executive Vice President of World Connect Ltd.

Terence de Kretser has served as our Vice President since August 2000 and has been employed by our freight forwarding subsidiary since 1998. He is responsible for managing our West Coast operations and for International sales and marketing. He has over 15 years of experience in air and sea freight forwarding including employment with HTL Logistics (Pvt) Ltd, Colombo, Sri Lanka.

Mervyn J. McCulloch was appointed as our Chief Financial Officer in September, 2003. From April, 2003 to September 2003, he was CFO of Global Racing, LLC, d/b/a American Spirit Team Johansson, which is located in Indianapolis, Indiana, and participates in motor racing in the Cart Series. From November, 2001, to March, 2003, he was a financial consultant to various start-up companies and companies in turn-around situations. From October, 2000, to October, 2001, he was CFO of Genetronics Biomedical, Inc., of San Diego, California, a public company which was in the biotechnology field. From July, 1999, to June, 2000, he was CFO of Fairlight, Inc., of Hollywood, California, which was in the video and audio equipment business. From October, 1996, to June, 1999, he was CFO of Global Diamond Resources, Inc., of La Jolla, California, a public company which was engaged in the diamond mining business.

Tan Kay Hock was appointed to the Board of Directors in October, 2003, and is a member of the audit committee. Since January, 2000, he has been founder and managing director or Reinecke & Associates (Asia-Pacific), PTE, Ltd., a management consulting firm located in Singapore, which provides consulting services related to executive searches, mergers and acquisitions, joint ventures and strategic alliances for companies in the transportation and related industries. From October, 1998, to July, 1999, he was Chairman and CEO of Vincent Intertrans (Holdings) Limited, a public company listed on the Hong Kong Exchange which was engaged in international freight forwarding. Mr. Hock is currently an independent non-executive director of Giant Wireless Technology Limited, and of Tsit Wing International Holdings Limited, both of which are public companies which are listed and traded on the Stock Exchange of Singapore.

Kim E. Petersen was appointed to the Board of Directors in October, 2003, and is a member of the audit committee. Mr. Petersen is the CEO of SeaSecure, LLC, of Ft. Lauderdale, Florida, a maritime security consulting company. He is also currently the executive director of the Maritime Security Council, an international body which represents the interests of ocean carriers. Mr. Petersen has over 25 years experience in domestic and international security and antiterrorism activities and is a specialist in maritime and cruise line security.

Liu Kwong Sang was appointed to the Board of Directors in October, 2003, and is a member of the audit committee. Mr Liu is a Certified Public Accountant in Hong Kong, and since May, 1997, has been managing director of K.S. Liu & Company CPA, Ltd., in Hong Kong. Mr. Liu is an independent non-executive director of Kin Don Holdings, Ltd., and Arcontech Corporation, both of which are public companies listed on the Hong Kong Stock Exchange.

Board Meetings and Committees

The Board of Directors of the Company held no formal meetings during the fiscal year ended December 31, 2002.

At the fiscal year end, December 31, 2002, the Board of Directors had an audit committee consisting of all then current members of the Board of Directors, but had not adopted a written charter for the audit committee. For the fiscal year ended December 31, 2002, the audit committee submitted the following report:

AUDIT COMMITTEE REPORT

The audit committee has reviewed and discussed the audited financial statements contained in the

Company's Annual Report on Form 10-KSB for the year ended December 31, 2002 with management and with Moores Rowland, the Company's independent public accountants for that year. The audit committee also has discussed with Moores Rowland the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications).

The audit committee also received from Moores Rowland the written disclosures and the letter required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and has discussed with them their independence from the Company. Additionally, the audit committee has considered whether Moores Rowland's non-audit services to the Company are compatible with Moores Rowlands' independence.

Based on the review and discussions referred to above, the audit committee recommended to the Board of Directors that the December 31, 2002 audited financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002, filed with the Securities and Exchange Commission on April 10, 2003.

Submitted by the Audit Committee of the Board:
Alfred Lam, on behalf of the Board.

The above report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not be deemed filed under such Acts.

Subsequent to December 31, 2002, the Board of Directors did adopt a written charter for the audit committee, a copy of which is attached to this Proxy Statement as an appendix. In addition, as of October, 2003, three new independent members were appointed to the Board of Directors, thereby increasing the number of members of the Board of Directors from five to eight. Following their appointment, the three new independent directors were designated as the sole members of the audit committee.

Compensation of Directors

The Company's directors do not receive compensation for service on the Board of Directors or their attendance at Board meetings, but they may be reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors. During the fiscal year ended December 31, 2002, no director held or was issued any stock options, or received any other form of noncash compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Record Date for purposes of determining the shareholders entitled to vote at the Special Meeting was October 8, 2003. As of the Record Date, the Company had a total of 22,483,350 shares of Common Stock issued and outstanding.

The following table sets forth information, as of October 8, 2003, with respect to the beneficial ownership of the Company's common stock by: (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) all directors and persons nominated to become directors; (iii) named executive officers; and (iv) all current named executive officers and directors as a group:

Name and Address	Number of Shares Owned Beneficially	Percent of Class Owned
Alfred Lam [1] Unit D, 11/F, Garment Center, 576-586 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong	17,000,000 [2]	75.61 %
Buller Services Corp. Unit D, 11/F, Garment Center, 576-586 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong	8,000,000	35.58%
Louisa Chan [1] Unit D, 11/F, Garment Center, 576-586 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong	0	0
Henrik M. Christensen [1] 5B, London Court Realty Garden 41 Conduit Road Hong Kong	8,300	0
Rango Lam [1] Unit D, 11/F, Garment Center, 576-586 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong	60,800 [2]	0.27 %
Scott Turner [1] Airgate Corp. 153-04 Rockaway Blvd. Jamaica, NY 11434	850,000	3.78%
Daisy Law [1] Unit D, 11/F, Garment Center, 576-586 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong	4,300	0
Kaze Chan [1] Unit D, 11/F, Garment Center, 576-586 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong	62,500	0.2 %

Terence De Kretser [1] Unit D, 11/F, Garment Center, 576-586 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong	0	0
Bill Calandra [1] Unit D, 11/F, Garment Center, 576-586 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong	0	0
Mervyn J. McCulloch [1] 25720 Pacific Hills Drive Mission Vieto, CA 92692	0	0
Tan Kay Hock [1] 27 Mount Faber Road #03-01 Mount Faber Lodge Singapore 099200	0	0
Kim E. Peterson [1] 3471 N. Federal Highway, Suite 611 Ft. Lauderdale, FL 33306	0	0
Liu Kwong Sang [1] Unit 1003 10/F Rightful Center 12 Tak Hing Street Tsim Sha Tsui Kowloon, Hong Kong	0	0
All directors and named executive officers as a group (13 persons)	17,985,900	80.0%

(1) The person listed is an officer, director, or both, of the Company.
(2) Mr. Lam is deemed to be the beneficial owner of the shares owned by Buller Services Corp.
(3) Includes 5,100 shares owned by Ms. Rango's spouse, and of which she may be deemed to be the beneficial owner.

EXECUTIVE COMPENSATION

The following table provides summary information concerning cash and non-cash compensation paid or earned by our Chief Executive Officer and our executive officers, who received or earned cash and non-cash salary and bonus of more then $100,000, for the fiscal year ended December 31, 2002.

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation
Alfred Lam, CEO [1]	2002	$50,000		-
Alfred Lam, CEO [1]	2001	$50,000		-
Scott Turner, President [2]	2002	$166,333	$19,840	$16,000

(1) Mr. Lam serves as our chief executive officer. His titles are Chairman and Treasurer.
(2) Mr. Turner assumed this position in May 2002. The sums reflected in this table represent the amounts paid or that are payable pursuant to his employment agreement. Other Annual Compensation reflects his automobile allowance.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Based upon a review of information provided to the Company, it is believed that all officers, directors and other persons who were required during the fiscal year to file reports under Section 16 made such filings in a timely manner.

SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

Moores Rowland audited the financial statements for the year ended December 31, 2002. As discussed below, Moores Rowland is not expected to be retained to audit the Company's financial statements for the fiscal year ended December 31, 2003. Accordingly, no representative of Moores Rowland is expected to be present at the meeting.

Audit Fees

For the year ended December 31, 2002, Moores Rowland billed the Company $36,090 for professional services rendered for the audit of the Company's consolidated financial statements for such period and billed the Company $23,180 for the review of the consolidated financial statements included in the Quarterly Reports on Form 10-QSB during such period.

Financial Information Systems Design and Implementation Fees

Moores Rowland did not render professional services relating to financial information systems design and implementation for the fiscal year ended December 31, 2002.

All Other Fees

For the year ended December 31, 2002, Moores Rowland billed the Company a total of $10,641 for tax and other non-audit services.

The audit committee, which for the fiscal year ended December 31, 2002, consisted of the full Board of Directors, did consider whether provision of the non-audit services described above by Moores Rowland was consistent with maintaining its independence.

Designation of New Independent Accountant

The Board of Directors has selected BKD, LLP, as its independent accountants to audit the financial statements of the Company for the fiscal year ended Decmeber 31, 2003. This appointment is conditioned upon ratification by the shareholders at the Meeting. A representative of BKD, LLP, is expected to be present at the meeting, will have the opportunity to make a statement, and is expected to be available to respond to appropriate questions.

In the event the shareholders vote to ratify the appointment of BKD, LLP at the Meeting, the Company's former independent accountant, Moores Rowland, which audited the Company's financial statements for each of the three previous fiscal years, years will be formally dismissed as the Company's independent accountants. The reports of Moores Rowland for the past three fiscal years did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to any uncertainty, audit scope or accounting principle. In connection with its audits for the three most recent fiscal years and through September 30, 2003, there have been no disagreements with Moores Rowland on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moores Rowland, would have caused them to make reference thereto in their report on the financial statements for such years.

PROPOSALS FOR SHAREHOLDER VOTE

PROPOSAL ONE

ELECTION OF DIRECTORS

A board of eight (8) directors is to be elected at the Special Meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's eight nominees named below, all of whom are presently directors of the Company.

Name of Nominee	Age	Principal Occupation	Director Since
Alfred Lam	50	CEO of Pacific CMA	December, 2000
Scott Turner	49	President of Pacific CMA	December, 2000
Louisa Chan	43	Director	December, 2000
Henrik M. Christensen	48	Executive Vice President of Pacific CMA	September, 2002
Kaze Chan	38	Executive Vice President of Pacific CMA	September, 2002
Tan Kay Hock	55	Managing Director Reinecke & Associates	October, 2003
Kim E. Petersen	47	President & CEO SeaSecure, LLC	October, 2003
Liu Kwong Sang	41	Managing Director K.S. Liu & Company	October, 2003

In the event that any nominee of the Company is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a director.

The term of office of each person elected as a director will continue until the next Annual Meeting or until a successor has been elected and qualified.

Vote required; Recommendation of the Board of Directors

With respect to the election of directors, the eight candidates receiving the highest number of "for" votes shall be elected to the Company's Board of Directors. An abstention will have the same effect as a vote withheld for the election of directors, and a broker non-vote will not be treated as voting in person or by proxy on the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES SET FORTH HEREIN

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors has selected BKD, LLP, independent certified public accountants, to audit the financial statements of the Company for the fiscal year ending December 31, 2003. BKD, LLP, has not previously served as the Company's auditors. A representative of BKD, LLP, is expected to be present at the meeting. Moores Rowland has audited the Company's financial statements for each of the two previous fiscal years. No representative of Moores Rowland is expected to be present at the meeting.

Vote Required; Recommendation of the Board of Directors

The Board of Directors has conditioned its appointment of the Company's independent certified public accountants upon receipt of the affirmative vote of a majority of the shares represented, in person or by proxy, and voting at the Meeting, which shares voting affirmatively also constitute at least a majority of the required quorum. In the event the shareholders do not approve the selection of BKD, LLP, the Board of Directors will reconsider the appointment of the independent certified public accountants.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL

OTHER MATTERS

The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as the Company may recommend.

THE BOARD OF DIRECTORS
Boulder, Colorado
October 13, 2003

APPENDIX

PACIFIC CMA, INC.
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
CHARTER

Organization

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Pacific CMA, Inc. (the "Corporation") shall be comprised of at least two members of the Board, who are not employees of the Corporation. The Committee shall be comprised of a majority of directors who are independent of the management of the Corporation and are free of any existing or future relationships that, in the opinion of the Board, would interfere with their exercise of independent judgment as Committee members and are independent as defined in Section 121 of the American Stock Exchange Company Guide. All Committee members will be financially literate, and at least one member will have accounting or related financial management expertise. The Committee shall meet at least two times per year.

Objective

To assist the Board in overseeing management's discharge of its duties for the preparation of interim and annual financial statements and for maintaining financial control of operations.

Authority

The Committee shall have unrestricted access to the Corporation's personnel and records and will be given the resources to discharge its duties. The Committee may, at its sole discretion, conduct investigations into matters brought to its attention during the conduct of its duties and may retain persons having special competence as necessary.

The Committee shall advise the independent accountants that they may at any time communicate directly with the Committee on a confidential basis. The Committee shall have ultimate authority and responsibility to select, evaluate, and, if appropriate, replace the independent accountants.

The activities and findings of the Committee shall be reported to the Board, and minutes of Committee meetings shall be prepared and sent to each member of the Board.

Responsibilities

1.   Financial Reporting: Provide oversight assurance that financial statements and related disclosures made by management reasonably portray the Corporation's financial position and results of operations, and comply with laws and regulations governing such disclosures. The Committee shall:

   a)   Select, evaluate, and where appropriate, replace the Company's independent accountants (or to nominate the independent auditors to be proposed for shareholder approval in any proxy statement).

   b)   Review the scope and extent of services to be provided by the independent accountants during the year, including their audit examination.

c) Review factors related to the independence of the independent accountants.

d) Review the process management has established to ensure the integrity of interim reporting.

e) Review with management and the independent accountants the financial statements and related disclosures contained in the Form 10-KSB and other periodic reports containing financial information prior to filing with the Securities and Exchange Commission ("SEC"). Without limiting the Committee, this review shall include assessment of the recommendations contained in the "Report to Management," inquiry of the independent accountants as to management's cooperation during the audit, the independent accountant's judgment about the quality of the Corporation's applied accounting principles and significant reporting issues, if any, discussed with management, and follow up on such items.

f) If appropriate, review unusual reporting issues prior to the issuance of the year-end press release.

2. Internal Accounting Control: Provide oversight assurance that there exists an effective system of internal controls. Without limitation, the Committee shall:

a) Meet privately with the independent accountants to discuss pertinent matters.

b) Monitor the need for an Internal Audit Department by reviewing the Corporation's activities and control environment.

c) Inquire of the independent accountants the extent to which their planned audit scope can be relied upon to detect material weaknesses in internal controls or the occurrences of fraudulent financial reporting.

3. Corporate Compliance: Provide oversight assurance that the Corporation is maintaining effective controls against employee conflict of interest and fraud and is in reasonable compliance with related laws. Without limitation, the Committee shall:

a) Review management's program to monitor compliance with the Corporation's code of conduct and the Foreign Corrupt Practices Act.

b) Review significant related party transactions.

c) Review the policies and procedures in effect for the review of officer expenses and purchases.

d) Review the findings of any relevant examinations by the SEC.

e) Review periodically the impact of significant accounting or reporting developments which may affect the Corporation.

4. Performance review: Perform an annual review of the performance of the Committee.

PROXY FOR SPECIAL MEETING OF SHAREHOLDERS OF
PACIFIC CMA, INC.

This Proxy Is Being Solicited On Behalf Of The Board of Directors
PLEASE SIGN AND RETURN IMMEDIATELY

The undersigned Shareholder of Pacific CMA, Inc. (the "Company") does hereby nominate, constitute and appoint Scott Turner and Alfred Lam and each of them (with full power to act alone) as my true and lawful attorney, with full power of substitution, for me and in my name, place and stead, to vote all of the shares of Common Stock of the Company standing in my name and on its books on November 10, 2003, at the Special Meeting of Shareholders to be held at Hilton Los Angeles, Airport, 5711 West Century Boulevard, Los Angeles, California 90045, on Monday, November 10, 2003, at 11:00 a.m., local time, or at any adjournments or postponements thereof, with all of the powers the undersigned would possess if personally present, but in accordance with the following specific instructions:

1.   **ELECTION OF DIRECTORS** - vote my shares of Common Stock for the election of directors of the Company for the ensuing year as follows:

(INSTRUCTION: Select only one of the following instructions by marking an "X" in the space preceding the desired selection. IF NO SELECTION IS MADE, THIS PROXY WILL BE DEEMED TO CONFER AUTHORITY TO VOTE YOUR SHARES OF STOCK FOR ALL OF THE NOMINEES LISTED BELOW)

[　]   FOR all of the nominees listed below:

Alfred Lam, Scott Turner, Louisa Chan, Henrik M. Christensen, Kaze Chan, Tan Kay Hock, Kim E. Petersen, Liu Kwong Sang

[　]   FOR all of the aforesaid nominees except:

_____
(Print clearly the name(s) of the nominee(s) for whom you do not want your vote to be cast)

[　]   NONE of the aforesaid nominees

2.   **RATIFICATION OF APPOINTMENT OF BKD, LLP AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003** - Vote my shares of Common Stock as follows:

(INSTRUCTION: Mark an "X" in the space preceding the desired selection. IF NO SELECTION IS MADE, THIS PROXY WILL BE DEEMED TO CONFER AUTHORITY TO VOTE YOUR SHARES OF STOCK FOR APPROVAL)

[　]   FOR   [　]   AGAINST   [　]   ABSTAIN

3.   **OTHER MATTERS** - upon such other matters as may properly come before the meeting or any adjournment thereof, vote or withhold voting my shares of common stock of the Company in such manner as my proxy herein appointed deems appropriate in my proxy's sole and absolute discretion.

Management knows of no other matter that may properly be, or which is likely to be brought before the meeting. However, if any other matters are properly presented at said meeting, this proxy shall be voted in accordance with the recommendations of management.

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(Signature of Shareholder)

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(Signature of Shareholder)

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(Signature of Shareholder)

If signing as Attorney, Executor, Administrator, Guardian, Trustee or other representative capacity, please indicate your full title. If there is more than one person serving in such capacity, all should sign. ALL OF THE OWNERS OF STOCK HELD IN JOINT NAME MUST SIGN